Exhibit (a)(8)

NOV – 9 2012

Paul R.J. Connolly, OSB #844090

paul@connollypc.com

Kevin J. Jacoby, OSB #063783

kevin@connollypc.com

Tyler P. Malstrom, OSB #094325

2731 Twelfth St. SE

PO Box 3095

Salem, OR 97302

Telephone: (503) 585-2054

Facsimile: (503) 584-703

Shannon L. Hopkins (pro hac vice to be filed)

shopkins@zlk.com

Julia J. Sun (pro hac vice to be filed)

jsun@zlk.com

LEVI & KORSINSKY, LLP

30 Broad Street, 24th Floor

New York, New York 10004

Telephone: (212) 363-7500

Facsimile: (212) 363-7171

Of Attorneys for Plaintiff.

IN THE CIRCUIT COURT FOR THE STATE OF OREGON

FOR MULTNOMAH COUNTY

JOSEPH POLYAK, individually and on behalf	)	Case No. 1211 – 13933
of all others similarly situated,	)
	)	AMENDED COMPLAINT
	)	1. Breach of Fiduciary Duty
Plaintiff,	)	2. Aiding and Abetting Breach of
	)	Fiduciary Duty
v.	)
	)	Prayer Amount: $0 (Injunctive Relief Only)
ROBERT C. WARREN, JR., HENRY W.	)
WESSINGER II, PETER D. NICKERSON,	)	NOT SUBJECT TO MANDATORY
NANCY A. WILGENBUSCH, NICHOLAS R.	)	ARBITRATION
LARDY, JAMES S. OSTERMAN, DUANE C.	)
MCDOUGALL, CASCADE	)	JURY TRIAL IS REQUESTED
CORPORATION, TOYOTA INDUSTRIES	)
CORPORATION, and INDUSTRIAL	)
COMPONENTS AND ATTACHMENTS II,	)
INC.,	)
)
Defendants.

Plaintiff Joseph Polyak (“Polyak”), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

AMENDED COMPLAINT – Page 1

1. Plaintiff brings this class action on behalf of the public stockholders of Cascade Corporation (“Cascade” or the “Company”) against Cascade’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Toyota Industries Corporation (“Toyota”) for an unfair price and by means of a materially flawed, management-led process.

2. On October 22, 2012, Toyota and the Company announced that it entered a definitive Agreement and Plan of Merger (the “Merger Agreement”), under which Toyota, through its wholly owned subsidiary Industrial Components and Attachments II, Inc. (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of Cascade for $65.00 per share in cash (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $759 million. The tender offer is currently set to expire at 12:00 midnight, New York City time, on December 3, 2012. Given Cascade’s strong performance, the strength of its business, as well as its prospects for future growth, the consideration shareholders will receive under the Proposed Transaction is inadequate and undervalues the Company.

3. Cascade is a global leader in the design, manufacture, and marketing of an extensive range of materials handling load engagement products, replacement parts, and related technologies primarily for the lift truck industry and, to a lesser extent, the construction and agricultural industries. The Company has performed exceptionally well over the past few years, achieving net sales of approximately $535.8 million and net income of approximately $63 million for the fiscal year 2012 ended on January 31, 2012 – respectively, 31% and 195% higher than in the fiscal year 2011 ended on January 31, 2011.

4. Shareholders have benefited from the Company’s excellent performance. Cascade declared dividends of $0.90 per share in fiscal 2012, more than tripling the $0.27 per share of dividends declared in fiscal 2011. The Company’s stock price reflects the Company’s excellent performance. Indeed, the stock hit a high of $56.11 per share on October 19, 2012, the last day of trading before the announcement of the Proposed Transaction. Based on this trading price, the $65 per share offered by Toyota provides shareholders with less than a 16% premium.

AMENDED COMPLAINT – Page 2

5. In pursuing the deal, the members of the Board have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing to Plaintiff and the Company’s other public shareholders by failing to maximize shareholder value and allowing Cascade’s management team to have control of the entire sale process and by approving the Proposed Transaction for inadequate consideration despite a wholly inadequate market check.

6. The Proposed Transaction is the product of a materially deficient sales process. Cascade’s management controlled the process from beginning to end – having handpicked the financial advisor, Merrill Lynch, Pierce, Fenner & Smith Inc. (“Merrill Lynch”), consulting with Merrill Lynch for months without the Board’s involvement, and focusing their efforts exclusively on reaching a deal with either a financial buyer or the foreign-owned Toyota – presumably because such a buyer would be more likely to retain management after the completion of the merger – rather than include any other potential strategic buyers in the sales process.

7. Cascade’s directors and officers were incentivized to approve the Proposed Transaction. In particular, Defendant Robert C. Warren Jr. (“Warren”), the Company’s Chief Executive Officer (“CEO”) and President, is expected to receive a windfall. As stated in an October 22, 2012 OregonLive.com article, the Proposed Transaction will “prove lucrative for the Warren family, which controls about 1.9 million shares [of the Company] worth about $125 million based on the buyout price.”

8. The directors and officers of the Company will not only collectively receive millions in return for their beneficial interest in the Company’s common stock and their vested options, stock appreciation rights (“SARs”), and restricted stock. As a result of the unfair process and at the expense of Cascade’s public shareholders, they also stand to gain unique benefits as a result of the Proposed Transaction.

9. While shareholders are being cashed out at an unfair price, Defendant Warren and the Company’s Executive Vice President and Chief Operating Officer (“COO”) Richard S. Anderson (“Anderson”) will retain their lucrative managerial positions with the Company after the closing of the Proposed Transaction.

AMENDED COMPLAINT – Page 3

10. Moreover, under the Merger Agreement, upon closing of the Proposed Transaction, all options, SARs, and restricted stock held by the Company’s officers and directors will automatically vest. Defendant Warren, alone, is expected to receive over $2.1 million as a result of the accelerated vesting of his unvested SARs and restricted stock. In addition, as discussed below, Company officers that are involuntarily terminated within twelve months after the completion of the Proposed Transaction, stand to receive other significant “golden parachute” payments.

11. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the Merger Agreement, Defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirors or even in continuing discussions and negotiations with potential acquirers; (ii) a provision that provides Toyota with 4 business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Toyota an exorbitant termination fee of $30,360,969 in order to enter into a transaction with a superior bidder—a fee that is over 4% of the Proposed Transaction’s value. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Cascade.

12. Additionally, Warren and Warren Holdings, LLC (“Warren Holdings”), a Warren family-managed limited liability company, have entered into voting agreements in support of the Proposed Transaction. As a result, more than 14% of the Company’s outstanding shares are already locked-up in favor of the Proposed Transaction.

13. Furthermore, on November 2, 2012, the Company filed a materially misleading Schedule 14D-9 Solicitation/Recommendation Statement (the “14D-9”) with the United States Securities and Exchange Commission (“SEC”) advising shareholders to tender their shares in the tender offer. However, the 14D-9 fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision as to whether to tender their shares in the tender offer.

AMENDED COMPLAINT – Page 4

14. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and Cascade, Toyota and Merger Sub have aided and abetted such breaches by Cascade’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

15. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Cascade.

16. Cascade is a corporation organized and existing under the laws of the State of Oregon. It maintains its principal executive offices at 2201 N.E. 201st Avenue Fairview OR 97024-9718.

17. Defendant Warren has been the President and CEO of the Company since 1996 and a director of the Company since 1982.

18. Defendant Duane C. McDougall (“McDougall”) has been a director of the Company since 2002.

19. Defendant James S. Osterman (“Osterman”) has been a director of the Company since 1994 and is the Chairman of the Board.

20. Defendant Nicholas R. Lardy (“Lardy”) has been a director of the Company since 1993.

21. Defendant Nancy A. Wilgenbusch (“Wilgenbusch”) has been a director of the Company since 1997.

22. Defendant Peter D. Nickerson (“Nickerson”) has been a director of the Company since 2007.

23. Defendant Henry W. Wessinger II (“Wessinger”) has been a director of the Company since 1998.

AMENDED COMPLAINT – Page 5

24. Defendants referenced in ¶¶ 17 through 23 are collectively referred to as Individual Defendants and/or the Board.

25. Defendant Toyota is a Japanese corporation with its headquarters located at 2-1, Toyoda-cho, Kariya-shi, Aichi 448-8671, Japan. Toyota is a leading transportation equipment company engaged primarily in the manufacture and sale of automobiles, materials handling equipment and textile machinery, as well as in the logistics business in Japan and internationally.

26. Defendant Merger Sub is a Delaware corporation wholly owned by Toyota that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

27. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Cascade and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

28. To comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

29. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

AMENDED COMPLAINT – Page 6

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

30. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, and independence owed to Plaintiff and other public shareholders of Cascade.

31. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

CLASS ACTION ALLEGATIONS

32. Plaintiff brings this action as a class action on behalf of all persons and/or entities that own Cascade common stock (the “Class”). Excluded from the Class are Defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

33. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. According to the 14D-9, the Company has a total of 11,199,400 shares of common stock issued and outstanding as of October 30, 2012. All members of the Class may be identified from records maintained by Cascade or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

AMENDED COMPLAINT – Page 7

34. Questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)	Have Cascade, Toyota and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)	Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

35. Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff and the other members of the Class have sustained damages as a result of Defendants’ wrongful conduct as alleged herein.

36. Plaintiff is committed to prosecuting this action, will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent.

37. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

AMENDED COMPLAINT – Page 8

38. Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

39. Defendants have acted on grounds generally applicable to the class, making appropriate final injunctive relief with respect to the Class as a whole.

FURTHER SUBSTANTIVE ALLEGATIONS

Company Background and its Poise for Growth

40. Cascade is a global leader in the design, manufacture and marketing of materials handling equipment and related technologies. Cascade manufactures materials handling load engagement devices and related replacement parts, primarily for the lift truck industry and to a lesser extent, the construction industry.

41. Cascade has performed exceptionally well over the past several years. As reflected by the table below, the Company has experienced steady growth over the last three years. Indeed, as compared with its fiscal year in 2011, Cascade nearly tripled its profits in the fiscal year that ended on January 31, 2012 to more than $63 million, along with increasing sales 31% to nearly $535 million.

	Year Ended January 31
	2012	2011	2010
	(In thousands, except per share amounts)
Net sales	$535,767	$409,858	$314,353
Gross profit %	32%	30%	23%
Operating income (loss)	$87,415	$42,276	$(31,494)
Operating income %	16%	10%	(10%)
Income (loss) before taxes	$85,820	$39,535	$(33,498)
Provision for income taxes	$22,774	$18,129	$5,151
Effective tax rate	27%	46%	(15%)
Net income (loss)	$63,046	$21,406	$(38,649)
Diluted earnings (loss) per share	$5.58	$1.93	$(3.57)
Cash dividends per share	$.90	$.27	$.12

42. The pre-deal trading price of the Company’s stock reflects Cascade’s excellent performance. Indeed, the stock traded at a high of $56.11 per share on October 19, 2012, the last day of trading before the announcement of the Proposed Transaction, which is more than twice $26.65 per share, the trading price high of the Company’s stock on the same date in 2009.

AMENDED COMPLAINT – Page 9

43. Although this year, the Company has been hampered by reduced sales of its products to China, increases in net sales indicate that the Company is still continuing to grow. Highlights from the Company’s financial results for the first quarter ended April 30, 2012 include:

Net sales of $141 million for the first quarter of fiscal 2013 were 5% higher than net sales of $136 million for the first quarter of fiscal 2012, excluding the impact of changes in foreign currency exchange rates.

Consolidated net sales during the first quarter of fiscal 2013 increased 5% over the first quarter of fiscal 2012, excluding the impact of foreign currency changes. The increase in net sales was due to higher sales volumes as a result of a strong global lift truck market and sales price increases.

44. Similarly, highlights from the Company’s second quarter ended July 31, 2012 include:

Net sales of $136 million for the second quarter of fiscal 2013 were 4% higher than the second quarter of fiscal 2012, excluding the impact of changes in foreign currency exchange rates.

Consolidated net sales during the second quarter of fiscal 2013 increased 4% over the second quarter of fiscal 2012, excluding the impact of foreign currency changes. The increase in net sales was due to higher sales volumes of products related to the construction industry and strong lift truck markets in the Asia Pacific region

The Proposed Transaction is Unfair

45. In a press release dated October 22, 2012, the Company announced that it had entered into the Merger Agreement with Toyota pursuant to which Toyota, through Merger Sub, would commence a tender offer to acquire all of the outstanding shares of Cascade for $65.00 per share in cash. The Proposed Transaction is valued at approximately $759 million.

46. Given the Company’s recent strong performance, and its position for growth, the Proposed Transaction consideration is inadequate and significantly undervalues the Company. Toyota is seeking to acquire the Company at the most opportune time, at a time when the Company is performing well and positioned for growth.

AMENDED COMPLAINT – Page 10

47. The Proposed Transaction provides a premium of just 18% based on the closing price of $55.08 on October 19, 2012, the last day of trading before the announcement of the Proposed Transaction.

48. Additionally, both discounted cash flow analyses prepared by the Company’s financial advisor, Merrill Lynch, yielded an implied per share equity value reference range with a high end above the Proposed Transaction offer consideration of $65.00 per share. The Discounted Cash Flow Analysis (Exit Multiple Method) yielded a high of $69.50 per share, while the Discounted Cash Flow Analysis (Perpetuity Growth Method) yielded a high of $71.25 per share.

49. In addition, the consideration offered under the Proposed Transaction fails to adequately compensate Cascade’s shareholders for the significant synergies created by the Proposed Transaction. The Proposed Transaction is a strategic merger for Toyota and will allow them to broaden their business. As stated by Tetsuro Toyoda, Toyota’s President and Representative Director:

Cascade Corporation has a strong reputation for providing customers with the latest technology in materials handling attachments for lift trucks and is widely considered to be the innovative leader with high-quality, customizable products. We’ve long known Cascade as a reliable and world-class supplier to our materials handling business, and we look forward to better meeting our customers’ logistical needs by broadening our lift truck business. We remain committed to serving all of Cascade’s customers.

50. Despite the significant synergies inherent in the transaction for Toyota, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Toyota.

The Company’s Officers and Directors Are Obtaining Special Benefits for Themselves

51. Rather than negotiate a transaction that was in the best interests of Cascade’s shareholders, the Company’s executive officers and directors were acting to better their own personal interests through the Proposed Transaction at the expense of the Company’s public shareholders.

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AMENDED COMPLAINT – Page 11

52. While shareholders are being cashed out at an unfair price, the Company’s CEO and President, Warren, and the Company’s Executive Vice President and COO, Anderson, will retain their employment with the Company after the closing of the merger. Additionally, Warren Holdings, whose beneficiaries include Warren and his family, will receive $95,281,290 as a result of the Proposed Transaction.

53. In addition, after consummation of the Proposed Transaction all unvested stock appreciation rights held by officers of the Company will vest and be converted into the right to receive a lump sum cash payment. As a result, the Company’s officers will receive the cash payments detailed in the following chart:

Name	Cascade Shares Underlying Unvested SARs	Total Payment (Unvested SARs)
Executive Officers
Robert C. Warren, Jr.	10,241	$665,665
Richard S. Anderson	4,925	320,094
Davide Roncari	3,975	258,383
Joseph G. Pointer	4,054	263,511
Susan Chazin- Wright	3,733	242,667
Frank R. Altenhofen	3,605	234,294
Peter D. Drake	3,573	232,214
Kevin B. Kreiter	3,420	222,306
Jeffrey K. Nickoloff	3,729	242,405

54. Also, all restricted shares held by the Company’s officers and directors will vest and be converted into the right to receive a lump sum cash payment. As a result, the Company’s officers and directors will receive the cash payments detailed in the following chart:

Name	Unvested Restricted Stock	Aggregate Cash Consideration
Directors
James S. Osterman	1,933	$125,645
Nicholas R. Lardy	1,933	125,645
Duane C. McDougall	1,933	125,645
Peter D. Nickerson	1,933	125,645
Henry W. Wessinger II	1,933	125,645
Nancy A. Wilgenbusch	1,933	125,645
Executive Officers
Robert C. Warren, Jr.	22,498	$1,462,370
Richard S. Anderson	10,769	699,985
Davide Roncari	3,901	253,565
Joseph G. Pointer	4,655	302,575
Susan Chazin- Wright	4,036	262,340

AMENDED COMPLAINT – Page 12

Frank R. Altenhofen	3,789	246,285
Peter D. Drake	3,732	242,580
Kevin B. Kreiter	3,435	223,275
Jeffrey K. Nickoloff	4,028	261,820

55. The Company’s officers stand to obtain lucrative “golden parachute” payments in the event their employment is terminated in relation to the Proposed Transaction. Warren, Anderson, Joseph G. Pointer, Susan Chazin-Wright, and Davide Roncari may receive compensation packages totaling $4,545,000, $2,313,000, $1,246,000, $1,097,000, and $1,067,000, respectively, inclusive of the monies resulting from the accelerated vesting of their SARs and restricted stock.

56. Based on the above, the Proposed Transaction is unfair to Cascade’s public shareholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests and the interests of other Company insiders at the expense of and to the detriment of Cascade’s stockholders.

The Materially Flawed and Deficient Sales Process

57. Furthermore, the Proposed Transaction is the result of a materially deficient sales process in which the Board relinquished control of the process to Defendant Warren and other members of the Company’s management team, and rubber stamped management’s decision to focus the sale efforts exclusively on reaching a deal with either a private equity buyer or the foreign- owned Toyota, rather than include other potential strategic buyers in the process.

58. During the fall of 2011, the Company’s management sought the advice of Merrill Lynch in connection with its strategic planning efforts, including a potential sale process. Management consulted Merrill Lynch for months before providing the full Board with an update, on January 30, 2012, of its consultations with Merrill Lynch, as well as certain management consulting and executive search firms that Cascade was considering engaging to assist in its strategic review process.

59. Without considering the appointment of a special committee to manage and oversee the sale process, or making any other effort to exercise proper control over the process, the Board authorized Warren and Anderson to engage in further discussions with Merrill Lynch to develop a directed and confidential sale effort. As a result, the entire effort initially focused solely on the solicitation of interest among potential financial purchasers.

AMENDED COMPLAINT – Page 13

60. According to the materially insufficient 14D-9, only five such potential financial purchasers executed confidentiality agreements, and two of which submitted indications of interest to acquire the Company. Firm A submitted an indication of $55 – $60 per share on May 30, 2012, which provided a premium of approximately 10% – 20% based on the prior trading date’s closing price; and Firm B submitted an indication in the “mid to high fifties dollars per share” on June 4, 2012 which provided a premium of approximately 18% – 27% based on the prior trading date’s closing price.

61. Presumably, as coached and directed by Warren and other members of management, the Board decided against soliciting any potential strategic buyers despite the low interest among financial buyers and the soft indications of interest presented by Firm A and Firm B.

62. Nevertheless, as negotiations commenced with the two interested financial parties, without consulting the Board, Warren reached out to Toyota, a Japanese customer who had expressed interest in acquiring the Company in 2009. Without further explanation, the 14D-9 simply states: “Warren became concerned that [Toyota], an important Cascade customer, might view negatively a failure to offer it an opportunity to participate in the process.”

63. By the end of July, the Company had ceased discussions with both of the financial firms. From this point on, the entire sales process centered exclusively on reaching a deal with Toyota, with Warren and Anderson leading negotiations. The Board ceased considering any other strategic alternatives and the possibility of including any other potential buyers.

64. On September 5, 2012, prior to agreeing to the major terms of the Proposed Transaction, Toyota expressed interest in retaining both leaders of the negotiations, Warren and Anderson, following a purchase.

65. According to the 14D-9, at an October 17, 2012 Board meeting, several directors stated that they believed “further attempts at negotiation would jeopardize the proposed transaction.” Without fully considering the alternatives to a sale open to the Company, the Board

AMENDED COMPLAINT – Page 14

concluded the meeting by indicating that it would be prepared to accept Toyota’s offer of $65.00 per share subject to satisfactory completion of the merger agreement negotiations and Toyota’s board approval. After the meeting Merrill Lynch informed Toyota that the Board indicated it would be prepared to accept their offer of $65.00 per share.

66. Unsurprisingly, the Board unanimously voted to approve the Merger Agreement on October 22, 2012. Focused on not disrupting the Company’s relationship with Toyota, Cascade failed to run a proper market check, and ignored the interests of shareholders.

The Preclusive Deal Protection Devices

67. In addition, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

68. Section 5.2 of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Toyota. Section 5.2(a) demands that the Company terminate any and all prior or on-going discussions with other potential acquirers.

69. Pursuant to section 5.2(c) and (d) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Toyota of the bidder’s identity and the terms of the bidder’s offer. Thereafter, § 5.3(b) demands that should the Board determine to enter into a superior competing proposal, it must grant Toyota four (4) business days in which the Company must negotiate in good faith with Toyota (if Toyota so desires) and allow Toyota to amend the terms of the Merger Agreement to make a counter-offer so that the Superior Proposal ceases to be superior. In other words, the Merger Agreement gives Toyota access to any rival bidder’s information and allows Toyota a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Toyota and piggy-back upon the due diligence of the foreclosed second bidder.

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AMENDED COMPLAINT – Page 15

70. The Merger Agreement also provides that a termination fee of $30,360,969 must be paid to Toyota by Cascade if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium of more than 4% of the Proposed Transaction’s value for the right to provide the shareholders with a superior offer. According to Bloomberg, in acquisitions of domestic public companies with market capitalizations between $500 million and $1 billion announced since January 1, 2009, the mean, median, and upper quartile of the termination fee as a percentage of the target’s market capitalization based on the total value of the deal is 3.21%, 3.24%, and 3.98%, respectively. The onerous termination fee is particularly unfair in light of the Board’s failure to solicit any strategic buyers other than Toyota during the sale process.

71. Toyota is also the beneficiary of a “Top-Up” provision that ensures that Toyota gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Toyota receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Toyota fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Toyota an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

72. Moreover, in connection with the Proposed Transaction, Warren and Warren Holdings, who collectively own approximately 14% of Cascade’s common stock, have entered into voting agreements to vote in favor of the Proposed Transaction with Toyota. Accordingly, 14% of Cascade’s common stock is already “locked up” in favor of the Proposed Transaction.

73. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

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AMENDED COMPLAINT – Page 16

The False and Misleading 14D-9

74. On November 2, 2012 the Company filed the 14D-9 with the SEC in connection with the Proposed Transaction. The 14D-9 fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision as to whether to tender their shares in the tender offer.

75. As discussed below, the 14D-9 fails to disclose the underlying methodologies, projections, key inputs, and multiples relied upon and observed by the Company’s financial advisor, Merrill Lynch, so that shareholders can properly assess the credibility of the various analyses performed by Merrill Lynch and relied upon by the Board in recommending the Proposed Transaction. The 14D-9 also fails to disclose certain information relating to the internal projections prepared of Cascade by its management team and relied upon by Merrill Lynch.

Material Omissions Concerning the Company’s Projected Financial Information

76. The 14D-9 fails to disclose various material aspects of the Company’s projected financial information. These aspects include:

(a) The circumstances that led to the Company’s revised prospective financial information given to Toyota on September 7, 2012;

(b) The Company’s prospective EBITDA, which was considered by Merrill Lynch’s Selected Publicly Traded Companies Analysis, and Selected Precedent Transactions Analysis; and

(c) The Company’s estimated financial information for the second half of fiscal year 2013, which was considered by Merrill Lynch in both of its Discounted Cash Flow Analyses.

Material Omissions Concerning the Merrill Lynch’s Financial Analyses and

Its Potential Conflicts of Interests

77. The 14D-9 states that Cascade has agreed to pay Merrill Lynch a fee of approximately $10.5 million for its services in connection with the Proposed Transaction and that “a significant portion of which is contingent upon consummation of the [Proposed Transaction.”

AMENDED COMPLAINT – Page 17

However, the 14D-9 fails to disclose the amount paid for the retainer, the amount paid upon delivery of Merrill Lynch’s fairness opinion, and the exact amount that is contingent upon the consummation of the deal.

78. The 14D-9 lists a number of general services provided by Merrill Lynch and its affiliates to Cascade, Toyota, and their affiliates without providing shareholders with information concerning the time period when such services were rendered, the specific services rendered to each company, and the fees Merrill Lynch received for these services.

79. The 14D-9 fails to disclose various material aspects of the financial analyses performed by Merrill Lynch in relation to the Proposed Transaction, including:

(a) With respect to the Selected Publicly Traded Companies Analysis: the criteria used to select the companies utilized in the analysis; the multiples observed for each company utilized in the analysis for each portion of the analysis, as well as the median and mean of these multiples; and the reason for which Merrill Lynch only considered 2013 EPS, when it considered both 2012 and 2013 in all other metrics of the analysis;

(b) With respect to the Selected Precedent Transactions Analysis: the criteria used to select the 21 transactions utilized in the analysis; the dates of the transactions utilized in the analysis; the values of each transaction utilized in the analysis; the multiples observed for each of the transactions utilized in the analysis, as well as the mean and median of these multiples;

80. With respect to the Discounted Cash Flow Analysis (Exit Multiple Method): the assumptions underlying the discount rate utilized in the analysis;

81. With respect to the Discounted Cash Flow Analysis (Perpetuity Growth Method): the assumptions underlying the discount rate utilized in the analysis; and

82. The results of Merrill Lynch’s LBL analysis.

Material Omissions Concerning the Sales Process

83. The 14D-9 fails to disclose various material aspects of the sales process. These aspects include:

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(a) Whether the Board had considered or conducted a possible sale of the Company prior to the Fall of 2011;

(b) The vetting process used in the selection of Merrill Lynch as the Company’s financial advisor in connection with the sales process, and whether any other financial institutions were considered;

(c) Whether management was given authority by the Board to seek the advice of Merrill Lynch in Fall of 2011 regarding the Company’s strategic planning efforts;

(d) The reason for which the Board determined to pursue a sales process prior to the continued consideration of other strategic alternatives on January 30, 2012, rather than alongside these alternatives;

(e) The relationship between the Company’s consultations with management consulting and executive search firms, and the Company’s strategic review process as of January 30, 2012;

(f) The preliminary considerations applicable to a sales process reviewed by Merrill Lynch in Fall 2011, as well as information regarding the “various categories of possibly interested purchasers” and outline of a possible sales process reviewed during the same period;

(g) The possible returns from various alternative strategies and risks inherent in a growth strategy through acquisitions discussed by the Board on January 30, 2012;

(h) The number of potential financial purchasers Merrill Lynch, the Board, and management considered from February to April of 2012, the number of potential financial purchasers contacted by Merrill Lynch or any other Company representative, and the criteria used to determine which potential financial purchasers to contact;

(i) The reasons or circumstances that led to management’s downward adjustment to Cascade’s projected financial results for its fiscal year 2013, which was provided to Firm A and Firm B on or about July 10-12, 2012 and the magnitude of that adjustment;

(j) Whether the downward adjustment to the Company’s fiscal 2013 EBITDA projections by an additional $3 million in or around August 27-September 7, 2012 was in addition to the downward adjustment made in July 2012, the number of times such adjustments to the projections were made, and the dates of and reasons for such other adjustments;

AMENDED COMPLAINT – Page 19

(k) Whether the Board knew of or gave Warren the authority to contact Toyota on July 19, 2012;

(l) The reasons for which Toyota was seen as an exception to the Board’s view that contacting bidders who were customers of Cascade would have a “detrimental impact on Cascade’s business”;

(m) The reason for which the Company did not pursue Toyota’s advances to acquire the Company in 2009, and which circumstances changed to prompt the Company to solicit acquisition interest from Toyota in 2012;

(n) Whether September 5, 2012 was the first time post-transaction employment was discussed between Warren and Anderson, and Toyota management, and whether and when the Board learned of or authorized Warren and Anderson to discuss such topics with Toyota;

(o) Whether there was any basis to the September 2012 published speculation that Cascade would pay a substantial special dividend prior to the end of 2012, whether the Board had discussed or considered declaring a special dividend as an alternative to a potential sale of the Company and, if so, why the Board determined not to declare a special dividend;

(p) The reason for which agreement of a trust not related to the Warrens to a tender and voting agreement was considered unlikely on September 28, 2012;

(q) The number of strategic parties Merrill Lynch and the Board had identified as potentially having a strategic interest in acquiring the Company on or around October 1, 2012;

(r) The competitive harms the Board feared would occur if others in the industry knew Cascade was engaged in a sales process, and why these fears did not apply to Toyota;

(s) Whether management, Merrill Lynch, or any other Company representative communicated the Board’s decision not to pursue any other potential strategic buyers to Toyota;

(t) The synergies and valuation of such synergies expected as a result of the Proposed Transaction; and

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(u) Which directors indicated on October 17, 2012, that they believed further attempts at negotiation would jeopardize the Proposed Transaction.

84. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

85. Plaintiff repeats all previous allegations as if set forth in full herein.

86. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Cascade and have acted to put their personal interests ahead of the interests of Cascade shareholders.

87. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Cascade’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

88. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of Cascade because, among other reasons:

(a) they failed to take steps to maximize the value of Cascade to its public shareholders and took steps to avoid competitive bidding;

(b) they failed to properly value Cascade; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

89. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Cascade’s assets and will be prevented from benefiting from a value-maximizing transaction.

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90. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

91. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty – Disclosure

(Against Individual Defendants)

92. Plaintiff repeats all previous allegations as if set forth in full herein.

93. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Cascade’s shareholders.

94. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

95. As a result, Plaintiff and the Class members are being harmed irreparably.

96. Plaintiff and the Class have no adequate remedy at law.

COUNT III

Aiding and Abetting

(Against Cascade, Toyota, and Merger Sub)

97. Plaintiff repeats all previous allegations as if set forth in full herein.

98. As alleged in more detail above, Defendants Cascade, Toyota, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

99. As a result, Plaintiff and the Class members are being harmed.

100. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

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(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

DATED this 9th day of November, 2012

By:
Paul R.J. Connolly, OSB #844090
Kevin J. Jacoby, OSB #063783
Tyler P. Malstrom, OSB #094325

Shannon L. Hopkins (pro hac vice to be filed)
Julia J. Sun (pro hac vice to be filed)
LEVI & KORSINSKY, LLP
30 Broad Street, 24th Floor
New York, New York 10004
Telephone: (212) 363-7500
Facsimile: (212) 363-7171
Of Attorneys for Plaintiff

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